

December 11, 2009

Via U.S. Mail and facsimile to (336)538-9925

Christopher Redcay
Senior Vice President and Chief Financial Officer
MidCarolina Financial Corporation
3101 South Church Street
Burlington, NC 27215

      RE: MidCarolina Financial Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              File No. 000-49848

Dear Mr. Redcay,

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Kevin W. Vaughn
                    Accounting Branch Chief